Exhibit 99.7

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Form of Proxy for the First H Shareholders Class Meeting for 2022

Number of H shares to which this proxy form relates(Note 1)

I/We______________________________________________________________________________________________(Note 2) of address/identity card number and shareholder number __________________________being shareholder of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding ____________________H shares (Note 3) of the Company hereby appoint the Chairman of the first H shareholders class meeting for 2022 (the “H Shareholders Class Meeting”) of the Company/ _____________________________________________________________________(Note 4) as my/our proxy to attend the H Shareholders Class Meeting on my/our behalf to be held in Jinshan District, Shanghai, the PRC, at 2:30 p.m. on Wednesday, 30 March 2022, or immediately as soon as the conclusion of the A Shareholders Class Meeting, to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote.

Special Resolution		For(Note 5)	Against(Note 5)
1	THAT the Board repurchases domestic shares and/or overseas listed foreign shares be considered and approved as a special resolution.

*

Please refer to the notice of the H Shareholders Class Meeting set out in the circular of the Company dated 10 March 2022 for the full text of the aforesaid resolutions. You should read the circular before appointing any proxies.

Date:_____________________________ 2022                Signature(Note 6) : _____________________________

Notes:

1.

Please fill in the number of H shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the H shares registered in the Company in your name(s).

2.	H shareholders of the Company, please fill in your full name(s) and address(es) in BLOCK LETTERS.
3.	Please fill in the number of shares registered in your name(s).
4.

Any shareholder entitled to attend and vote at the H Shareholders Class Meeting is entitled to appoint more than one proxy to attend the H Shareholders Class Meeting and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the H Shareholders Class Meeting is preferred, please strike out “the Chairman of the first H shareholders class meeting for 2014” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the H Shareholders Class Meeting in person.

5.

Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6.

This form of proxy must be signed by you or your proxy duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorised. If this form of proxy is signed by your proxy, it must be notarised.

7.

In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarised certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the H Shareholders Class Meeting or any adjournment thereof (as the case may be).

8.	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.
9.

In representing a shareholder to attend the H Shareholders Class Meeting, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.